SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Amendment No. 1
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE JACKSON RIVERS COMPANY
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

4686-99-103
(CUSIP Number)

Dennis N. Lauzon
27 Radio Circle Drive, Mount Kisco, New York 10549

(619) 615-4242
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis N. Lauzon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF & OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000 shares of the common stock of the Issuer
8	SHARED VOTING POWER None
9	SOLE DISPOSITIVE POWER 2,000,000 shares of the common stock of the Issuer
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 shares of the common stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.517% of the common stock of the Issuer.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1.   Security and Issuer.

This statement relates to the common stock of The Jackson Rivers Company, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 27 Radio Circle Drive, Mount Kisco, New York 10549.

Item 2.   Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is hereby filed by Dennis N. Lauzon, an individual (the “Reporting Person”). The Reporting Person’s business address is 27 Radio Circle Drive, Mount Kisco, New York 10549. The Reporting Person is a director, chief executive officer and president of the Issuer.

On June 19, 2003, the Reporting Person acquired 1,000,000 shares of the common stock of the Issuer. The Reporting Person acquired the shares of the common stock from Mr. Don A. Paradiso. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

On April 22, 2004 the Reporting Person received 1,000,000 shares of the Issuer common stock as compensation for consulting services to the Issuer performed by the Reporting Person. The shares were issued at a price of $0.03 per share for a total sum of $30,000. All of the 1,000,000 shares issued to the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended. As a result, the Reporting Person owns a total of 2,000,000 shares of Issuer’s common stock on the date of this Schedule 13D/A. On April 22, 2004, there were 79,432,750 shares of Issuer’s common stock issued and outstanding. The 2,000,000 shares owned by the Reporting Person comprise 2.517 percent of the Issuer’s outstanding common stock at the time of filing of this Schedule 13D/A.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person used $250,000 of his personal funds as consideration for the purchase of the 1,000,000 common shares of the Issuer.

Item 4.   Purpose of Transaction.

The Reporting Person acquired his interest in the Issuer solely for investment purposes. Subsequent to the completion of the stock purchase transaction, the Reporting Person was elected the sole director, president, and chief executive officer of the Issuer. Mr. Paradiso resigned as the director, president, secretary and treasurer of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

On June 23, 2004, the Issuer entered into a Technology License Agreement with Multitrade Technologies LLC, a limited liability company organized under the laws of Delaware (“MTT”), and Jackson Rivers Technologies, Inc., a Nevada corporation and a wholly-owned subsidiary of the Issuer (“JRT”). Pursuant to the Technology License Agreement, JRT will sublicense certain software technologies from MTT. The consideration for the rights granted by MTT to JRT and the Issuer under the Technology License Agreement will be paid in the form of a one-

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time non-refundable cash payment in the amount of $200,000.00 to be delivered by JRT to MTT at the Closing. At MTT’s option, the $200,000.00 can be paid in the common stock of the Issuer with a conversion rate not to exceed 4.99 percent of the Issuer’s issued and outstanding common stock at any one time, with the conversion price equal to the lower of $0.10 or 80 percent of the average of the three lowest closing bid prices from the 20 trading days immediately preceding the date of the conversion.
Other than the completed stock purchase transactions described in Items 3 and 4, except as discussed below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5.	Any material change in the present capitalization or dividend policy of the Issuer;

6.	Any other material change in the Issuer’s business or corporate structure;

7.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

10.	Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 2,000,000 shares of the common stock of the Issuer which constitute approximately 2.517 percent of the outstanding shares of the common stock of the Issuer. The Reporting Person has the sole power to vote and to dispose of all shares of the common stock of the Issuer owned by him directly.

Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

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Item 7.   Material to be Filed as Exhibits.

Technology License Agreement.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2004.

DENNIS N. LAUZON

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TECHNOLOGY LICENSE AGREEMENT

THIS AGREEMENT is made as of the 23rd day of June, 2004, with the Effective Date of February 24, 2004, by and between MULTITRADE TECHNOLOGIES LLC, a limited liability company organized under the laws of Delaware (“MTT”), THE JACKSON RIVERS COMPANY, a Florida corporation (“JRC”) and JACKSON RIVERS TECHNOLOGIES, INC., a Nevada corporation (“JRT”). MTT is herein sometimes referred to as the “Licensor.” JRT is sometimes referred to as “Licensee.”

WHEREAS, Licensor owns certain distribution rights to STEPS©, an Enterprise Management System (EMS) software development platform, as described in the Kisnet-MTT exclusive distribution agreement, attached hereto as an exhibit and made part hereof for all purposes; and

WHEREAS, Licensee desires to license these distribution rights from the Licensor and the Licensor is willing to grant such an exclusive license to Licensee in exchange for consideration as hereinafter provided; and

NOW, THEREFORE, in consideration of the foregoing and the following mutual covenants and agreements, the parties hereto agree as follows:

I
DEFINITIONS

1.1   “Affiliate” means any business entity more than 50 percent owned by the Licensee, or any business entity that is more than 50 percent owned by a business entity that owns more than 50 percent of the Licensee.

1.2   “Confidential Information” means the proprietary or confidential information of a party (each, a “Discloser”) which is disclosed to the other party (each, a “Recipient”) before or after the Closing and (i) is identified as “confidential” by Discloser in writing prior to disclosure and (ii) relates to products, plans, designs, costs, prices, finances, marketing plans, business opportunities, personnel, research, development, know-how, trade secrets, inventions, blueprints, techniques, algorithms, software programs, designs, contracts, customer lists, procedures, patent applications and other information relating to Discloser’s business, services, processes or technology. Confidential Information shall not include information that Recipient proves: (i) was known by Recipient, or was publicly available, prior to disclosure by Discloser to Recipient; (ii) became publicly available after disclosure by Discloser to Recipient through no act of Recipient; (iii) is hereafter rightfully furnished to Recipient by a third party without confidentiality restriction; or (iv) is disclosed with the prior written consent of Discloser or as expressly authorized under this Agreement.

1.3   “Licensed Technology” means the STEPS© Enterprise Management System (EMS) software development platform, which is described in Exhibit A of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the scope of the license granted by this Agreement to JRT and JRC is limited to the rights of MTT to license the STEPS© technology, contained in the STEPS© Distribution Agreement between Kisnet Corporation and MTT, contained in Exhibit A of this Agreement.

1.4   “Know-How” means any and all information, processes, procedures, documents and materials relating to the deployment of Licensed Products known to Licensor as of the Closing.

1.5   “Licensed Products” means any EMS systems developed using STEPS©.

1.6   “Licensed Technical Information” means Licensor’s rights in any technical information, Know-How, processes, procedures, compositions, devices, methods, protocols, techniques, software, designs, drawings or data which are necessary or useful for using the Licensed Products.

1.7   “Term” has the meaning set forth in Section III.

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1.8   “Closing” shall occur 30 days after the parties to this Agreement provide each other with written notice of their intent to close this Agreement.

1.9   “Effective Date” means February 24, 2004.

II
LICENSE, TECHNOLOGY TRANSFER

2.1   License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee, a worldwide, (excluding the territories as defined in Schedule E of the Kisnet-MTT Agreement), exclusive (even as to Licensor) license, with the right to sublicense, the distribution rights therein to make, have made, use, import, reproduce, offer to sell and/or sell Licensed Products. The transfer of the license has occurred on the Effective Date of this Agreement.

2.2   Sublicenses. Licensee may grant sublicenses under Licensed Technology consistent with the terms of Section 2.1 and this Agreement.
2.3   Technology Transfer. No later than 30 days following the Closing, Licensor shall deliver to Licensee all Licensed Technology.

III
CONSIDERATION, TERM

3.1   Consideration. The consideration for the rights granted by Licensor to Licensee under this Agreement shall be paid in the form of a one-time non-refundable cash payment in the amount of $200,000.00 to be delivered by the Licensee to the Licensor at the Closing. At Licensor’s option, the $200,000.00 can be paid in the common stock of JRC with a conversion rate not to exceed 4.99 percent of JRC’s issued and outstanding common stock at any one time, with the conversion price equal to the lower of $0.10 or 80 percent of the average of the three lowest closing bid prices from the 20 trading days immediately preceding the date of the conversion. In addition, the Licensee will pay to the Licensor the fees as set forth in Section VIII of the Kisnet-MTT Exclusive Distribution Agreement for STEPS©, attached hereto as Exhibit A and made a part hereof for all purposes.

3.2   Term. The initial term of this Agreement shall be one year from the Effective Date. Thereafter this Agreement will automatically renew each year for a total term of five years unless terminated as specified in the Termination section XI of the Kisnet-MTT Exclusive Distribution agreement for STEPS©.

IV
OWNERSHIP

4.1   Ownership. Except for the licenses granted herein and as set forth in Paragraph 2.1, Licensor shall retain all of its rights, title and interests, which it may have, in the underlying Licensed Technology.

V
CONFIDENTIAL INFORMATION

5.1   Nondisclosure. Recipient shall not, except as otherwise expressly provided herein, disclose, disseminate or otherwise allow access to the Confidential Information of Discloser to anyone other than Recipient’s employees that have a need to know such Confidential Information to implement this Agreement and who are bound by written confidentiality obligations. Recipient shall prevent unauthorized disclosure or use of the Confidential Information of Discloser. Recipient shall be responsible for any breach of this Section V by Recipient’s employees, contractors or agents.

5.2   Ownership. Except as set forth herein, Recipient acknowledges and agrees that Discloser (or its licensors) owns all rights, title and interests, in and to Discloser’s Confidential Information.

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5.3   Notification. If Recipient learns or believes that any person who has had access to the Confidential Information of Discloser has violated or intends to violate this Agreement, Recipient shall immediately notify Discloser and shall cooperate with Discloser in seeking injunctive or other equitable relief against any such person.

5.4   Reproduction of Confidential Information. Confidential Information shall not be reproduced except as required to implement this Agreement. Any reproduction or derivative of any Confidential Information of Discloser by Recipient shall remain the property of Discloser and shall contain all confidential or proprietary notices or legends which appear on the original.

VI
REPRESENTATIONS AND WARRANTIES

6.1   Representations and Warranties of the Licensor. Where a representation contained in this Agreement is qualified by the phrase “to the best of the Licensor’s knowledge” (or words of similar import), such expression means that, after having conducted a due diligence review, the Licensor believes the statement to be true, accurate, and complete in all material respects. Knowledge shall not be imputed nor shall it include any matters which such person should have known or should have been reasonably expected to have known. The Licensor represents and warrants to Licensee as follows:

(a)   Power and Authority. The Licensor has full power and authority to execute, deliver, and perform this Agreement and all other agreements, certificates or documents to be delivered in connection herewith, including, without limitation, the other agreements, certificates and documents contemplated hereby (collectively the “Other Agreements”).

(b)   Binding Effect. Upon execution and delivery by the Licensor, this Agreement and the Other Agreements shall be and constitute the valid, binding and legal obligations of the Licensor, enforceable against the Licensor in accordance with the terms hereof and thereof, except as the enforceability hereof or thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)   Effect. Neither the execution and delivery of this Agreement or the Other Agreements nor full performance by the Licensor of its obligations hereunder or thereunder will violate or breach, or otherwise constitute or give rise to a default under, the terms or provisions of the Certificate of Formation, or the Limited Liability Company Agreement of MTT or, subject to obtaining any and all necessary consents, of any contract, commitment or other obligation of MTT or necessary for the operation of MTT’s business (the “Business”) following the Closing or any other material contract, commitment, or other obligation to which MTT is a party, or create or result in the creation of any encumbrance on any of the property of MTT. MTT is not in violation of its Certificate of Formation, or the Limited Liability Company Agreement, or of any indebtedness, mortgage, contract, lease, or other agreement or commitment.

(d)   No Consents. No consent, approval or authorization of, or registration, declaration or filing with any third party, including, but not limited to, any governmental department, agency, commission or other instrumentality, will, except such consents, if any, delivered or obtained on or prior to the Closing, be obtained or made by the Licensor prior to the Closing to authorize the execution, delivery and performance by the Licensor of this Agreement or the Other Agreements.

(e)   The Licensor’s Representations and Warranties True and Complete. All representations and warranties of the Licensor in this Agreement and the Other Agreements are true, accurate and complete in all material respects as of the Closing.

(f)   No Knowledge of JRT’s Default. The Licensor has no knowledge that any of JRT’s representations and warranties contained in this Agreement or the Other Agreements are untrue, inaccurate or incomplete or that JRT is in default under any term or provision of this Agreement or the Other Agreements.

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(g)   No Untrue Statements. No representation or warranty by the Licensor in this Agreement or in any writing furnished or to be furnished pursuant hereto, contains or will contain any untrue statement of a material fact, or omits, or will omit to state any material fact required to make the statements herein or therein contained not misleading.

(h)   Reliance. The foregoing representations and warranties are made by the Licensor with the knowledge and expectation that JRT is placing complete reliance thereon.

6.2   Representations and Warranties of JRT. Where a representation contained in this Agreement is qualified by the phrase “to the best of JRT’s knowledge” (or words of similar import), such expression means that, after having conducted a due diligence review, the principals of JRT believe the statement to be true, accurate, and complete in all material respects. Knowledge shall not be imputed nor shall it include any matters which such person should have known or should have been reasonably expected to have known. JRT hereby represents and warrants to the Licensee as follows:

(a)   Power and Authority. JRT has full power and authority to execute, deliver and perform this Agreement and the Other Agreements.

(b)   Binding Effect. Upon execution and delivery by JRT, this Agreement and the Other Agreements shall be and constitute the valid, binding and legal obligations of JRT, enforceable against JRT in accordance with the terms hereof or thereof, except as the enforceability hereof and thereof may be subject to the effect of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)   No Consents. No consent, approval or authorization of, or registration, declaration or filing with any third party, including, but not limited to, any governmental department, agency, commission or other instrumentality, will, except such consents, if any, delivered or obtained on or prior to the Closing, be obtained or made by JRT prior to the Closing to authorize the execution, delivery and performance by JRT of this Agreement or the Other Agreements.

(d)   JRT’s Representations and Warranties True and Complete. All representations and warranties of JRT in this Agreement and the Other Agreements are true, accurate and complete in all material respects as of the Closing.

(e)   No Knowledge of the Licensor’s Default. JRT has no knowledge that any of the Licensor’s representations and warranties contained in this Agreement is untrue, inaccurate or incomplete in any respect or that the Licensor is in default under any term or provision of this Agreement or the Other Agreements.

(f)   No Untrue Statements. No representation or warranty by JRT in this Agreement or in any writing furnished or to be furnished pursuant hereto, contains or will contain any untrue statement of a material fact, or omits, or will omit to state any material fact required to make the statements herein or therein contained not misleading.

(g)   Reliance. The foregoing representations and warranties are made by JRT with the knowledge and expectation that the Licensor is placing complete reliance thereon.

VII
CONDITIONS PRECEDENT

7.1   Conditions Precedent to Obligations of JRT and JRC. All obligations of JRT and JRC under this Agreement are subject to the fulfillment, prior to or at the Closing, of the following conditions:

(a)   Representations and Warranties True at the Closing. The representations and warranties of the Licensor herein shall be deemed to have been made again as of the Closing, and then be true and correct,

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subject to any changes contemplated by this Agreement. The Licensor shall have performed all of the obligations to be performed by them hereunder on or prior to the Closing.

(b)   Proof of Authority. JRT’s counsel shall have received evidence reasonably sufficient to such counsel that the Licensor has all requisite authorizations necessary for consummation by the Licensor of the transactions contemplated hereby, and there has not been issued, and there is not in effect, any injunction or similar legal order prohibiting or restraining consummation of any of the transactions herein contemplated, and no legal or governmental action, proceeding or investigation which might reasonably be expected to result in any such injunction or order is pending.

(c)   Deliveries at the Closing. The Licensor shall have delivered to JRT and JRC at the Closing all of the documents required to be delivered hereunder.

(d)   MTT-Kisnet Agreement. All necessary actions have been taken and all necessary approvals have been obtained by MTT prior to the Closing in order to ensure that all of the rights and obligations of MTT and Kisnet Corporation, Inc. under the KISNET-MTT STEPS© Distribution Agreement continue without any modification or interruption immediately following the Closing. The valid and binding agreement of Kisnet to assign the KISNET-MTT STEPS© Distribution Agreement in favor of JRT is attached hereto as Exhibit B and made part hereof for all purposes.

(e)   Certificate. Licensor shall have delivered to JRT and JRC at the Closing a certificate dated as of the Closing executed by the Licensor, certifying that the conditions specified in subparagraphs (a), (c), and (d) of this Paragraph 7.1 have been fulfilled.

(f)   Other Matters. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned herein or incident to any such transaction shall be satisfactory in form and substance to JRT and their counsel, whose approval shall not be unreasonably withheld.

7.2   Conditions Precedent to Obligations of the Licensor. All obligations of the Licensor under this Agreement are subject to the fulfillment, prior to or at the Closing, of the following conditions:

(a)   Representations and Warranties True at Closing. The representations and warranties of JRT herein shall be deemed to have been made again at the Closing, and then be true and correct, subject to any changes contemplated by this Agreement. JRT shall have performed all of the obligations to be performed by JRT hereunder on or prior to the Closing.

(b)   Proof of Authority. The Licensor’s counsel shall have received evidence reasonably sufficient to such counsel that JRT has all requisite authorizations necessary for consummation by JRT of the transactions contemplated hereby, and there has not been issued, and there is not in effect, any injunction or similar legal order prohibiting or restraining consummation of any of the transactions herein contemplated, and no legal or governmental action, proceeding or investigation that might reasonably be expected to result in any such injunction or order is pending.

(c)   Certificate. JRT shall have delivered to the Licensor at the Closing a certificate dated as of the applicable closing, executed by the President and Secretary of JRT, certifying that the conditions specified in subparagraphs (a) and (b) of this Paragraph 7.2 have been fulfilled.

(d)   Order. There has not been issued, and there is not in effect, any injunction or similar legal order prohibiting or restraining consummation of any of the transactions herein contemplated, and no legal or governmental action, proceeding or investigation which might reasonably be expected to result in any such injunction or order is pending.

(e)   Other Matters. All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents

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mentioned herein or incident to any such transaction shall be satisfactory in form and substance to the Licensor and its counsel, whose approval shall not be unreasonably withheld.

7.3   The Nature and Survival of Representations, Covenants and Warranties. All statements and facts contained in any memorandum, certificate, instrument, or other document delivered by or on behalf of the parties hereto for information or reliance pursuant to this Agreement, shall be deemed representations, covenants and warranties by the parties hereto under this Agreement. All representations, covenants and warranties of the parties shall survive the Closing and all inspections, examinations, or audits on behalf of the parties, shall expire one year following the Closing.

VIII
INDEMNIFICATION BY THE LICENSOR

8.1   Indemnification by the Licensor. The Licensor agrees to indemnify and hold harmless JRT and JRC against and in respect to all damages (as hereinafter defined) in excess of $500.00. Damages, as used herein shall include any claim, salary, wage, action, tax, demand, loss, cost, expense, liability (joint or several), penalty, and other damage, including, without limitation, counsel fees and other costs and expenses reasonably incurred in investigating or attempting to avoid same or in opposition to the imposition thereof, or in enforcing this indemnity, resulting to JRT and JRC from any inaccurate representation made by or on behalf of the Licensor in or pursuant to this Agreement, breach of any of the warranties made by or on behalf of the Licensor in or pursuant to this Agreement, or breach or default in the performance by the Licensor of any of the obligations to be performed by them hereunder. Hereunder, JRC shall determine whether JRT or JRC is entitled to be indemnified and such determination shall be binding on the Licensor.

Notwithstanding anything contained in this Agreement to the contrary, the right to indemnification described in this paragraph shall expire one year after the Closing hereunder, except in the case of the proven fraud by the Licensor hereunder as determined by a court of competent jurisdiction in connection with any such claim for indemnification, in which event such right to indemnification shall expire one year after the discovery of such fraud.

IX
INDEMNIFICATION BY THE LICENSEE

9.1   Indemnification by JRT and JRC. JRT and JRC agree to indemnify and hold harmless the Licensor against and in respect to all damages (as hereinafter defined) in excess of $500.00. Damages, as used herein shall include any claim, salary, wage, action, tax, demand, loss, cost, expense, liability (joint or several), penalty, and other damage, including, without limitation, counsel fees and other costs and expenses reasonably incurred in investigating or attempting to avoid same or in opposition to the imposition thereof, or in enforcing this indemnity, resulting to the Licensor from any inaccurate representation made by or on behalf of JRT and JRC in or pursuant to this Agreement, breach of any of the warranties made by or on behalf of JRT and JRC in or pursuant to this Agreement, or breach or default in the performance by JRT and JRC of any of the obligations to be performed by them hereunder.

JRT and JRC shall reimburse and/or pay on behalf of Licensor on demand for any payment made or required to be made by MTT at any time after the Closing based upon the judgment of any court of competent jurisdiction or pursuant to a bona fide compromise or settlement of claims, demands or actions, in respect to the damages to which the foregoing indemnity relates.

Notwithstanding anything contained in this Agreement to the contrary, the right to indemnification described in this paragraph shall expire one year after the Closing hereunder, except in the case of the proven fraud by JRT and JRC hereunder as determined by a court of competent jurisdiction in connection with any such claim for indemnification, in which event such right to indemnification shall expire one year after the discovery of such fraud.

X
DEFAULT

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10.1         Default by JRT and JRC. If the Licensor does not default hereunder and JRT and JRC default hereunder and fail to pay to the Licensor any portion of the consideration for the Licensed Technology interest as described herein, the Licensor may assert any remedy, including specific performance, which the Licensor may have by reason of any such default. From and after the Closing, subject to the terms and provisions hereof, in the event of a breach by any party of the terms of this Agreement or any obligation of a party which survives the Closing hereunder, the non-defaulting party may assert any remedy, either at law or in equity to which such non-defaulting party may be entitled.

10.2         Default by the Licensor. If JRT and JRC do not default hereunder and the Licensor defaults hereunder, JRT may elect to terminate this Agreement as well as any other agreement executed by JRT and JRC in connection with the transactions contemplated by this Agreement, including but not limited to any independent nondisclosure agreement or any other independent agreements, whereupon no party shall be liable to the others hereunder, or JRT and JRC may assert any remedy, including specific performance, which JRT and JRC may have by reason of any such default of the Licensor. From and after the Closing, subject to the terms and provisions hereof, in the event of a breach by any party of the terms of this Agreement or any obligation of a party which survives the Closing hereunder, the non-defaulting party may assert any remedy, either at law or in equity, to which such non-defaulting party may be entitled.

XI
DELIVERIES AT CLOSING

11.1         The Closing. The Closing hereunder shall be February 24, 2004.

11.2         Deliveries at the Closing by the Licensor. At the Closing:

(a)   The Licensor shall deliver the proof of authority described in Paragraph 7.1(b) hereof.

(b)   The Licensor shall deliver the certification described in Paragraph 7.1(e) hereof.

(c)   The Licensor shall deliver the agreement to assign the KISNET-MTT STEPS© Distribution Agreement described in Paragraph 7.1(d) hereof.

(d)   The Licensor shall deliver any other document which may be necessary to carry out the intent of this Agreement.

All documents reflecting any actions taken, received or delivered by the Licensor pursuant to this Paragraph 11.2 shall be reasonably satisfactory in form and substance to JRT and JRC and their counsel.

11.3         Deliveries at the Closing by JRT. At the Closing:

(a)   The proof of authority described in Paragraph 7.2(b) hereof.

(b)    The certification described in Paragraph 7.2(c) hereof.

(c)   JRT shall deliver any other document which may be necessary to carry out the intent of this Agreement.

All documents reflecting any actions taken, received or delivered by JRT pursuant to this Paragraph 11.3 shall be reasonably satisfactory in form and substance to the Licensor and its counsel.

XII
MISCELLANEOUS PROVISIONS

12.1         Termination. In the event of the termination of this Agreement prior to the Closing, no party shall have any obligation to any other in connection herewith or in connection with any other documents which may have

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been executed by any party with respect to the transactions contemplated by this Agreement whether or not such documents are described herein.

12.2         Cooperation. JRT and the Licensor will each cooperate with the other, at the other’s request and expense, in furnishing information, testimony, and other assistance in connection with any actions, proceedings, arrangements, disputes with other persons or governmental inquiries or investigations involving the Licensor or JRT’s conduct of the Business or the transactions contemplated hereby.

12.3         Further Conveyances and Assurances. After the Closing, MTT and JRT, each, will, without further cost or expense to, or consideration of any nature from the other, execute and deliver, or cause to be executed and delivered, to the other, such additional documentation and instruments of transfer and conveyance, and will take such other and further actions, as the other may reasonably request as more completely to license to JRT the Licensed Products and to consummate the transactions contemplated hereby.

12.4         No Assignment. This Agreement shall not be assignable by any party without the prior written consent of the other parties, which consent shall be subject to such parties’ sole, absolute and unfettered discretion.

12.5         Additional Agreement. Following the Closing, Dennis Lauzon will be elected the Chairman of the Board of JRT, responsible for sales and marketing, and Joseph Khan will be elected as a member of the board and President and Chief Executive Officer of JRT, responsible for product delivery and strategic alliances.

12.6         Attorney’s Fees. In the event that it should become necessary for any party entitled hereunder to bring suit against any other party to this Agreement for enforcement of the covenants contained in this Agreement, the parties hereby covenant and agree that the party or parties who are found to be in violation of said covenants shall also be liable for all reasonable attorney’s fees and costs of court incurred by the other party or parties that bring suit.

12.7         Benefit. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto, and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

12.8         Construction. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

12.9         Waiver. No course of dealing on the part of any party hereto or its agents, or any failure or delay by any such party with respect to exercising any right, power or privilege of such party under this Agreement or any instrument referred to herein shall operate as a waiver thereof, and any single or partial exercise of any such right, power or privilege shall not preclude any later exercise thereof or any exercise of any other right, power or privilege hereunder or thereunder.

12.10       Cumulative Rights. The rights and remedies of any party under this Agreement and the instruments executed or to be executed in connection herewith, or any of them, shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

12.11       Invalidity. In the event any one or more of the provisions contained in this Agreement or in any instrument referred to herein or executed in connection herewith shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect the other provisions of this Agreement or any such other instrument.

12.12       Time of the Essence. Time is of the essence of this Agreement.

12.13       Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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12.14       Controlling Agreement. In the event of any conflict between the terms of this Agreement or exhibits referred to herein, the terms of this Agreement shall control. This Agreement supercedes that certain Amended LLC Interest Purchase Agreement dated February 24, 2004 by and between the parties.

12.15       Law Governing. This Agreement shall be construed and governed by the laws of the State of New York, and all obligations hereunder shall be deemed performable in Mount Kisco, New York.

12.16       Entire Agreement. This instrument and the attachments hereto contain the entire understanding of the parties and may not be changed orally, but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

IN WITNESS WHEREOF, this Agreement has been executed in multiple counterparts on the date first written above.

MULTITRADE TECHNOLOGIES LLC

By

Joe Khan, Managing Partner

JACKSON RIVERS TECHNOLOGIES, INC.

By

Dennis Lauzon, President

THE JACKSON RIVERS COMPANY

By

Dennis Lauzon, President

Exhibits:
Exhibit A   Licensed Technology
Exhibit B   Agreement of Kisnet to the Assignment of the STEPS© Agreement

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Exhibit A
Licensed Technology
(STEPS© DISTRIBUTION AGREEMENT)

Kisnet – MTT / Exclusive Distribution Agreement for STEPS

This is an agreement, hereafter also referred to as Partnership, between Kisnet Corporation Inc, (KCI) of 42 Orchard Hills Road, Katonah, NY, 10536, and MultiTrade Technologies LLC (MTT) of 100 Park Avenue, NY, 10017

KCI) is a software development company and has developed an Enterprise Management System (EMS) software development platform called STEPS™ (Straight Through Enterprise Processing Solution) described in STEPS_ProductSheet.doc.

MTT is a limited liability corporation registered in NY, established to market and distribute various Enterprise Resource Planning (ERP) systems and related technologies for different companies involved in trading of a variety of goods and services.

I.   Scope:
This agreement addresses the creation of a commercial relationship, which grants MTT a license to distribute ERP systems built on KCI’s Information Technology (STEPS™ platform.

II.   Purpose:
To service Specified Target Markets and generate revenues from:
1.	Providing STEPS™ based EMS solutions to various Enterprises within the Specified Target Market on a licensed fee basis.
2.	Providing maintenance, customization and enhancement services to support the above solutions.

III.   Term:
This agreement is effective 1st of January, 2004 for a term of five years, unless terminated under the termination clauses _XI_& XII__ of this agreement. It may be renewed thereafter by mutual written agreement of both parties.

IV.   Territories:
Exclusive: USA, The existing agreement for Mexico and Canada to be included as Distributors under the terms and conditions of the distributors agreement to be drawn by the mutual consent of both parties.

Other regions may be subsequently added as exclusive territories upon mutual written consent of both Kisnet and MTT. Prior Kisnet agreements as listed in SCHEDULE E are excluded from this agreement.

V.   Exclusivity & Non-Compete:
This is an exclusive agreement during the above-specified term. And during the term of this agreement, each Party agrees for adherence to its expertise/activities, while executing the purpose of this Partnership. With respect to this paragraph, non-adherence by a party hereto encompasses offering the Services and Technologies that the other party hereto is entitled to provide to the Customers in the Territories, under this Partnership.

VI.   KCI’s Obligations:

KCI will be responsible for:

1.	Delivery of STEPS™ versions on time as per the schedule in each client agreement, agreed by KC in writing.

2.	Providing the design, specification and the requirements for deploying STEPS™ at MTT.

3.	Maintenance and support for STEPS™ to MTT during the terms of this agreement.

Confidential	Page 1 of 4

4.	Sales support to MTT’s staff, clients and prospects on a fee basis (Sales Support Fees) - included as a part of the compensation package described below.

VII.   MTT’s Obligations:

MTT will be responsible for the day-to-day-management and support of the customers and as will:

1.	Identify & provide client requirements as well as ongoing changes.

2.	Provide the infrastructure (including organization) needed for deploying STEPS™ based solutions to its’ customers.

3.	Provide sales, marketing & promotional services & first tier clients & prospects support, including administration for timely compensation of KCI.

4.	Work with KC team to develop & implement project plans.

5.
All IT related services needed by MTT for itself or any of its’ clients will be provided exclusively by Kisnet during the terms of this agreement at the preferred development rates specified in SCHEDULE R.

VIII.   Compensation:

MTT will compensate KCI for as follows:
1.	MTT will pay
a.	KCI $10,000/month as a fixed amount of royalty during the first year of this agreement;
b.	In addition, MTT will pay KCI $10,000/month as Sales Support Fees during the first year of this agreement for the exclusive distribution rights.
2.
Special Enhancements, outside the scope of the initial agreement, requested by MTT will be made at the preferred development rates specified in SCHEDULE R and will become part of the MTT_STEPS™ platform.

3.
MTT will pay KCI an additional 10% royalty on all STEP related revenues generated by MTT from its clients for the systems and services to be delivered “Revenue”. The out of pocket expenses charged to the clients are not considered as Revenue.

4.	MTT will pay KCI 45% of Revenue; in exchange, KCI is obligated to deliver all the systems and services on time and on budget.
5.	After the initial term of first year, a minimum Kisnet revenue of $ 20,000/month is needed to retain the exclusive distribution rights.

IX.   Payment Schedule:
MTT will pay KCI’s compensation as specified in items 3 & 4 above, within 45 days of collection of its accounts receivables. Revenue is defined as the amount invoiced to clients less any normal discounts or refunds in addition to the out of pocket expenses.
The payments will be due and made based upon on following.
1a in section VIII is payable on the first day of each month starting 01/01/04; the first payment may however be made upon signing of the agreement.
1b in section VIII is payable on the 15th of each month starting 01/15/04; the first payment may however be made upon signing of the agreement.

Confidential	Page 2 of 4

X.   Non-Solicitation:
During the term of this Partnership, no employee of either Party shall solicit for the purpose of hiring any employee of the other. For the purposes of the preceding sentence, the following does not constitute solicitation under this Partnership: (i) use of an independent employment agency, so long as such agency is not directed to contact a specific employee of the other party, and (ii) general advertisements not targeted at a specific employee of the other party.

XI.   Termination:
Notwithstanding anything herein contained, either party shall have the right to terminate this Partnership forthwith upon the happening of all or any of the following events, namely:

1.
Upon the other making any arrangement or composition with the general body of its creditors or having a winding-up order passed against it or going into liquidation, voluntary or otherwise than for the purposes of reconstruction or amalgamation;

2.
Upon any breach or default by the other of or in any of the terms, conditions or stipulations herein contained and its failure for a period of not less than sixty days to remedy the same after the receipt by it of written notice from the other in that behalf requiring it so to do.

3.
The termination of this Partnership whenever and however it shall occur shall only relate to the termination of the Partnership and shall not affect any of the rights or obligations of either party which have accrued before termination or which are intended or expressed to survive termination except for items listed in SCHEDULE E.

XII.   Effects of Termination:
1.	This agreement shall no longer be exclusive.

2.
Within 30 days after the termination or expiry of this Partnership, each party shall return to the other all Confidential Information and all other materials and data of the Disclosing Party (related to the exclusive distribution right) and shall not retain any copies of the same.

3.
Upon the termination or expiry of this Partnership, the Parties shall continue to comply with the terms of this Partnership so far as is necessary to comply with the terms and conditions of any then existing agreements with mutual clients.

4.
All obligations of confidentiality, non-solicitation, all terms relating to the ownership of intellectual property rights, all limitations and exclusions of liability, and all indemnities shall survive the expiry or termination of this Partnership.

XIII.   Assignment:
This agreement may not be assigned to another party without the written express permission of KCI.
In witness whereof, the parties have hereunto executed this Agreement.

MultiTrade Technology LLC (MTT).		Kisnet Corporation, Inc (KCI).

By:		By:

Name:	Joe Khan	Name:	Masood Khan

Title:	Managing Partner	Title:	CEO

Date:	June 23, 2004	Date:

Confidential	Page 3 of 4

APPENDIX

Schedule E
Excluded Territories And Prior Agreements

1.	STEPS Mexico – Exclusive Distribution Agreement for Mexico.
2.	BEST Canada – Exclusive Distribution Agreement for Canada.
3.	RPG Systems Inc. – Exclusive Distribution Agreement for Automobile Repair Shops

Schedule R
Preferred Rates Schedule

Rates per hour:

Development Support staff	$50
Programmers	$75
Systems Analyst	$100
Senior Consultant	$125

Confidential	Page 4 of 4

Exhibit B
Agreement of Kisnet to the Assignment of the STEPS© DISTRIBUTION AGREEMENT

CONSENT OF ASSIGNMENT of

Kisnet-MTT exclusive distribution agreement

For good and sufficient consideration, paid by

MultiTrade Technologies LLC,

the receipt of which is hereby acknowledged, the undersigned

Kisnet Corporation Inc.,

a party with consent rights to

Kisnet-MTT exclusive distribution agreement,

hereby consent to the assignment of Kisnet-MTT exclusive distribution agreement to

Jackson Rivers Technologies, Inc.

provided that Jackson Rivers Technologies, Inc shall continue to adhere to all the terms and conditions of the Kisnet-MTT exclusive distribution agreement and shall be liable for the full and faithful performance of all obligations, conditions, terms and provisions of the terms and conditions of the Kisnet-MTT exclusive distribution agreement.

Kisnet Corporation, Inc (KCI).

By:

Name:	Lauris A. Khan

Title:	President

Date:

Witness